Exhibit 2

Execution Version

AGREEMENT

This Agreement (this “Agreement”) is entered into on May 17, 2018, by Inversiones TLC SpA, a Chilean company by shares (sociedad por acciones) (“Newco”) and a wholly owned subsidiary of Tianqi Lithium Corporation, a corporation organized under the laws of the People’s Republic of China (“PRC”) (such Person, “Buyer Parent” and, together with Newco, “Buyer”), the Holdcos (as defined below) and Nutrien Ltd., a Canadian corporation (“Seller Parent,” together with the Holdcos, “Seller” and, together with the Holdcos and Buyer, the “Parties”).

RECITALS

A. Seller Parent indirectly owns all of the issued and outstanding equity interests in each of Inversiones El Boldo Limitada, a limited liability company organized under the Laws of Chile (“IEB”), Inversiones RAC Chile S.A., a closely held corporation organized under the Laws of Chile (“IRAC”), and Inversiones PCS Chile Limitada, a limited liability company organized under the Laws of Chile (“IPCS” and, together with IEB and IRAC, the “Holdcos”); and

B. The Holdcos own in the aggregate 62,556,568 class A shares (the “Shares”) of Sociedad Quimica y Minera de Chile S.A., a public corporation organized under the Laws of Chile (the “Company”), the shares of which are traded on the Santiago Stock Exchange (the “SSE”).

NOW, THEREFORE, the Parties agree as follows:

I. DEFINITIONS

1.1 Certain Defined Terms. In addition to terms defined elsewhere herein, the following terms have the meanings specified when used herein with initial capital letters:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Auction Price” means $65.00 per Share or $4,066,176,920 in the aggregate in U.S. Dollars, subject to adjustment as provided in Section 5.4(b).

“Business Days” means days, other than Saturday, Sunday or any other day on which commercial banks are authorized or required by applicable Law to close in (i) New York City, United States, and (ii) Santiago, Chile, and (iii) in the case of the time periods referred to in Section 5.1(c), 5.1(g), 5.2 and 6.3(b)(iii), Beijing, China.

“Buyer’s Broker” means a nationally recognized broker firm acting as Buyer’s broker.

“Closing Date” means the date on which the Closing occurs.

“Competition/Regulatory Laws” means the Merger Orders, the PRC Anti-Monopoly Law and any antitrust, competition or trade regulatory Law or other Law or requirement of any Governmental Authority that otherwise applies to the Transactions.

“Confirmation” means a customary email from Seller’s Broker to Buyer’s Broker confirming that the Shares have been sold to Newco in the Auction.

“Debt Financing” means any debt financing provided by any Person for the purposes of financing the Transactions or any part thereof.

“Debt Financing Sources” means the Persons that provide, underwrite or arrange or have committed to provide, underwrite or arrange any Debt Financing, or otherwise entered into any agreements with Buyer or any of its Affiliates in connection with any Debt Financing (including any permanent financing) and/or any joinder agreements, indentures or credit or facilities agreements entered into pursuant or relating thereto, the agents, arrangers, trustees, lenders and other institutions involved in any Debt Financing and/or any related hedging, and each of their respective Affiliates and each of their and their respective Affiliates’ respective officers, directors, employees, partners, shareholders, controlling persons, agents, representatives, successors and assigns.

“Disposition” or “Dispose of” means any (a) distribution, transfer or other disposition of the Shares, directly or indirectly, to shareholders, partners or limited partners of Seller or to any other Person, (b) pledge, sale, contract to sell, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant for the sale of, or other disposition of or transfer of, the Shares or any options, warrants or other securities or rights convertible into or exercisable or exchangeable for, whether directly or following conversion into or exercise or exchange for other options, warrants or other securities or rights, Shares, including any “short sale” or similar arrangement, or (c) swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction is to be settled by delivery of securities, in cash or otherwise.

“Financing Failure” means that the proceeds of all or part of the Debt Financing are not available to Buyer pursuant to the terms of the Commitment Letter on the date on which the Closing could otherwise have occurred pursuant to Article VI had actions within the control of the Parties been taken as provided in Section 6.1.

“Governmental Authority” means any transnational, domestic or foreign federal, provincial, local or other governmental, regulatory or administrative authority, department, agency, body, court or official, including any political subdivision thereof, or other tribunal of any country or its subdivisions, or any other body exercising or entitled to exercise any governmental, regulatory or administrative authority.

“Knowledge” means the actual knowledge of the chief legal and financial officers of Buyer Parent or Seller Parent, as applicable, after such inquiry as he or she believes in his or her discretion to be appropriate in the circumstances, but will not include any information about or pertaining specifically to Seller or the Company, in the case of Buyer, or Buyer or the Company, in the case of Seller.

“Law” means any law, code, ordinance, treaty, statute, rule, regulation or other requirement of any Governmental Authority, and the common law thereof.

“Legal Proceeding” means any action, suit, complaint, claim, investigation or other proceeding (public or private) by or before a Governmental Authority, arbitrator or mediator.

“Lien” means any mortgage, lien, pledge, charge, security interest, lease, deed of trust, license, conditional sale or other title retention agreement, option, right of first refusal, use or voting restriction, transfer restriction, proxy or other encumbrance of any kind.

“Merger Orders” means the Order by the Competition Commission of India entered October 27, 2017 and the Announcement of the Anti-Monopoly Review Decision To Approve the Concentration of Undertakings of Merger of Agrium Inc. and Potash Corporation of Saskatchewan Inc. with Restrictive Conditions entered November 6, 2017.

“MOFCOM” means the Ministry of Commerce of the PRC or its competent local counterparts, and their respective successors.

“NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts.

“Non-Disclosure Agreement” means the non-disclosure agreement previously entered into by the Parties or their Affiliates relating to the potential Transactions.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment, stipulation or award of or entered by a Governmental Authority or arbitrator.

“Person” means any individual or legal entity.

“PRC Anti-Monopoly Bureau” means the Anti-Monopoly Bureau of MOFCOM or such other relevant Governmental Authority as may be designated from time to time under the PRC Anti-Monopoly Law to examine and approve concentration of undertakings.

“PRC Anti-Monopoly Law” means the PRC Anti-Monopoly Law enacted on August 1, 2008.

“PRC Antitrust Clearance” means Buyer Parent shall have obtained a notice of no further review or a notice of approval issued by the PRC Anti-Monopoly Bureau approving the Transactions pursuant to PRC Anti-Monopoly Law or the relevant statutory periods for a decision by the PRC Anti-Monopoly Bureau prescribed by the PRC Anti-Monopoly Law, including any extensions thereof, shall have expired.

“Purchase Price” means the amount paid in the Auction.

“SAFE” means the State Administration of Foreign Exchange of the PRC or its competent local counterparts.

“Seller’s Broker” means a nationally recognized broker firm acting as Seller’s broker.

“Transaction Documents” means this Agreement and such other agreements, documents, instruments or certificates executed by Buyer or Seller in connection with the Transactions, including to evidence the transfer of the Shares to Newco.

“Transactions” means the transactions contemplated by this Agreement.

1.2 Interpretive Matters. References to terms in the singular include the plural and references to terms in the plural include the singular. “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not mean “if.” The descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and do not affect in any way the interpretation of this Agreement. All references herein to “Articles” or “Sections” are references to such Articles or Sections unless otherwise indicated. The terms “hereof,” “herein,” “hereby” and similar words refer to this entire Agreement. The term “date hereof” refers to the date of this Agreement. References to (i) any statute refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder, (ii) any contract are to that contract as amended, modified or supplemented from time to time in accordance with the terms thereof, (iii) days are to calendar days, unless otherwise specified, and (iv) $ are to currency of the United States of America. The terms “include” and “including” are not limiting and will be deemed interpreted as if followed by the words “without limitation.” Except where the context otherwise requires, the word “or” is used in the inclusive sense (and/or). The obligations of each of Buyer and Seller hereunder are joint and several.

II. PURCHASE AND SALE

2.1 Time and Place of Closing. (a) Subject to the terms and conditions of this Agreement, Seller hereby agrees to sell, convey, assign and deliver to the Buyer at the Closing, free and clear of all Liens, and the Buyer hereby agrees to purchase, acquire and accept from Seller, the Shares at the Closing. The closing of the Transactions (the “Closing”) will take place upon satisfaction or waiver of each of the conditions set forth in Section 6.1 (other than those conditions that are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions), on the second Business Day after which the Confirmation is dispatched in accordance with Section 2.1(d). The Closing will take place remotely pursuant to the procedures set forth herein.

(b) Seller or Buyer, as applicable, will promptly, and in any event within two Business Days after receipt of notice from the applicable Governmental Authority or, if applicable, the passage of any required waiting period, inform the other of when the approvals or waiting periods required by the Competition/Regulatory Laws have been obtained or passed, as the case may be.

(c) Seller or Buyer, as applicable, will, promptly and in any event within two Business Days thereafter, inform the other when the other Closing conditions set forth in Section 6.1 (excluding under Sections 6.1(a)(iii), 6.1(a)(vi), 6.1(b)(iii) and 6.1(b)(x)) have been satisfied or waived by the Party entitled to the benefit thereof.

(d) After giving the notices provided for in Section 2.1(c), Seller will instruct Seller’s Broker to register the offer of all of the Shares as required by rules of the SSE with the intent to sell such Shares in an auction as a single block effected as a remate martillero on and in accordance with the rules of the SSE (the “Auction”) on the second Business Day after such registration (or such other date as the SSE may specify). Seller will use reasonable best efforts to cause Seller’s Broker to have the deposit of sufficient funds with a nationally recognized broker firm acting on behalf of a bidder be recognized as a condition to any Person’s ability to participate in the Auction. Prior to the commencement of the Auction, Buyer’s Broker will confirm to the reasonable satisfaction of Seller that Buyer has deposited or caused to be deposited, at a local Chilean bank, the full amount of the Auction Price. Such funds will be readily available to be drawn by Buyer’s Broker, in immediately available funds (without any further instruction from Buyer, for payment of the Auction Price in United States dollars, if Buyer’s Broker is the successful bidder) on behalf of Buyer, in the Auction. On the date of the Auction, the Parties will cause the Seller’s Broker to offer to sell the Shares on Seller’s behalf and Buyer’s Broker to offer to buy on Buyer’s behalf the Shares for the Auction Price, whereupon, following the conclusion of the Auction process, (i) Seller’s Broker will confirm the sale to Buyer’s Broker by the Confirmation or, if applicable, will confirm the sale to a higher bidder and (ii) two Business Days after the date that the Confirmation is given, if Buyer is the highest bidder in the Auction, Buyer will cause Buyer’s Broker to transfer the deposited funds to Seller’s Broker for payment of the Purchase Price in United States dollars and Buyer’s Broker and Seller’s Broker will proceed with the settlement of the transfer of the shares in the Auction pursuant to the SSE’s rules applicable to a bilateral settlement via brokers (liquidación bilateral). For this purpose, Seller’s Broker will register the Auction with the settlement condition (contado normal), a minimum price of $65.00 per Share, bids to be made in United States dollars only, and Buyer and Seller will direct the Seller’s Broker to obtain authorization from the SSE to use the bilateral settlement mechanism and for payment of the Purchase Price in United States dollars.

(e) In the event that Seller obtains Knowledge that a party other than Buyer intends to participate in the Auction, Seller or Seller’s Broker will use reasonable efforts to provide or cause Seller’s Broker to provide notice to Buyer and Buyer’s Broker as soon as practicable, which notice will include all material information relating to such third party bid that is Known to Seller, whereupon, if requested by Seller Parent or Buyer Parent and notwithstanding notice being given to Seller’s Broker to register the offer of all the Shares in accordance with Section 2.1(d), Seller will use its reasonable efforts to cause Seller’s Broker to request the approval of the SSE to delay the commencement of the Auction for three Business Days.

(f) All deliveries at the Closing will be deemed to have occurred simultaneously and none will be effective unless and until all have occurred.

(g) Notwithstanding any other provision hereof or applicable Law to the contrary, if Buyer fails to pay the full Purchase Price when due under Section 2.1(d), the Shares will not be deemed transferred to Buyer, Buyer will have no ownership interest in the Shares and any prior action relating to the transfer of the Shares will be void ab initio.

2.2 Further Assurances. Following the Closing, the Parties will and will cause their respective controlled Affiliates to duly execute and deliver such additional documents and take such additional actions as a Party may reasonably request to give effect to the Transactions.

III. SELLER’S REPRESENTATIONS AND WARRANTIES

Each Seller hereby represents and warrants as to itself to Buyer as of the date hereof and as of the Closing as follows:

3.1 Organization and Good Standing. Such Seller is a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, is in compliance with applicable Laws in all material respects, has the requisite corporate or limited liability company power and authority to conduct its business as presently conducted and is duly qualified to do business in each jurisdiction where (a) the nature of its business or its ownership or leasing of its properties make such qualification necessary and (b) the failure to so qualify has had or would reasonably be expected to prevent such Seller from being able to consummate the Transactions or delay the Closing.

3.2 Authorization. Such Seller has the requisite corporate or limited liability company power and authority to execute and deliver this Agreement and each other Transaction Document to be executed by such Seller in connection with the consummation of the Transactions, and to consummate the Transactions. This Agreement has been and each of the other Transaction Documents to which such Seller is a party have been, and at the Closing will be, duly and validly executed and delivered by such Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and each other Transaction Document to which such Seller is a party constitute the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) (such exceptions together, the “Bankruptcy Exception”).

3.3 Conflicts; Consents of Third Parties. (a) The execution and delivery by such Seller of this Agreement or any other Transaction Document do not, and the consummation of the Transactions will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration, modification or loss of any material benefit under, any provision of (i) the organizational documents of such Seller, (ii) any contract or agreement to which such Seller is a party or by which any of its respective properties or assets are bound, or cause the creation of any Lien upon any of the Shares, (iii) except for the Merger Orders, any Order applicable to such Seller or by which any of its respective properties or assets are bound, or (iv) any applicable Law.

(b) To the Knowledge of such Seller, except as required by Competition/Regulatory Laws, no consent, waiver, approval, Order, permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of such Seller in connection with the execution and delivery of this Agreement or any Transaction Document to which it is or will be a party or the consummation of the Transactions.

(c) No action, suit or proceeding is pending or, to the Knowledge of Seller, threatened against Seller seeking to enjoin the Transactions.

3.4 Title to Shares. (a) Seller has good and valid title and is the sole legal and beneficial owner of the Shares, in the respective amounts and ownership as set forth on Schedule 3.4(a), free and clear of any Liens, except restrictions under any securities Laws.

(b) Upon consummation of the Transactions and payment of the Purchase Price by Buyer, Newco will acquire such Seller’s entire legal and beneficial interest in the Shares, free and clear of all Liens, other than restrictions under any securities Laws or Liens created by Buyer or pursuant to this Agreement or other Transaction Documents.

3.5 Brokers. Buyer will not be responsible for the fees of any broker, investment banker or other Person, including Seller’s Broker, retained by Seller or any of its Affiliates in connection with the Transactions.

3.6 No Other Representations. Seller acknowledges and agrees that Buyer makes no representation or warranty as to any matter whatsoever except as expressly set forth in Article IV.

IV. BUYER’S REPRESENTATIONS AND WARRANTIES

Each Buyer represents and warrants as to itself to Seller as of the date hereof and as of the Closing as follows:

4.1 Organization and Good Standing. Such Buyer is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, is in compliance with applicable Laws in all material respects, has the requisite corporate or other power and authority to conduct its business as presently conducted and is duly qualified to do business in each jurisdiction where (a) the nature of its business or its ownership or leasing of its properties make such qualification necessary and (b) the failure to so qualify has had or would reasonably be expected to prevent it from being able to consummate the Transactions or delay the Closing.

4.2 Authorization. (a) Such Buyer has the requisite corporate or other power and authority to execute and deliver this Agreement and each other Transaction Document to be executed by such Buyer in connection with the consummation of the Transactions, and to consummate the Transactions. Except for the Parent Shareholder Approval, no other corporate proceedings are necessary for Buyer to execute and deliver this Agreement or perform its obligations hereunder. This Agreement has been and each of the other Transaction Documents to which Buyer is a party have been, and at the Closing will be, duly and validly executed and delivered by Buyer and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and each of the Transaction Documents to which Buyer is a party constitute the legal, valid and binding obligation of Buyer enforceable against it in accordance with its terms, subject to the Bankruptcy Exception.

(b) At a duly convened meeting, the board of directors of Buyer Parent duly approved this Agreement and the Transactions and duly resolved to recommend that shareholders of Buyer Parent vote to approve this Agreement and the Transactions. On or prior to the date hereof, Mr. Jiang Weiping and Mrs. Zhang Jing, who together beneficially own approximately 41% of the voting shares of Buyer Parent, delivered their irrevocable undertakings to vote owned Buyer Parent voting shares in favor of the approval of this Agreement and the Transactions, and not to do anything the effect of which would adversely affect such undertaking, a copy of which undertaking, together with a substantially complete draft of the information package required be delivered to Buyer Parent stockholders (the “Information Package”), has been furnished to Seller Parent prior to the execution of this Agreement.

4.3 Consents and Approvals; No Violations. (a) The execution and delivery by such Buyer of this Agreement or any other Transaction Document do not, and the consummation of the Transactions will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration, modification or loss of any material benefit under, any provision of (i) the organizational documents of Buyer, (ii) any contract or agreement to which Buyer is a party or by which any of its properties or assets are bound, (iii) any Order applicable to Buyer or by which any of its properties or assets are bound, or (iv) any applicable Law (subject to Section 4.3(b)).

(b) Except with respect to the Parent Shareholder Approval, the certificates, notice and registration referred to in Section 6.1(b) and, to the Knowledge of Buyer, as required by Competition/Regulatory Laws, no consent, waiver, approval, Order, permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of Buyer in connection with the execution and delivery of this Agreement or any Transaction Document to which it is a party or the consummation of the Transactions.

(c) No action, suit or proceeding is pending or, to the Knowledge of Buyer, threatened against Buyer as of the date hereof seeking to enjoin the Transactions.

4.4 Brokers. Seller will not be responsible for the fees of any broker, investment banker, financial advisor or other Person, including Buyer’s Broker, retained by Buyer or any of its Affiliates in connection with the Transactions.

4.5 Financial Ability. As of the Closing, Buyer will have sufficient funds on hand to pay the Purchase Price.

4.6 Ownership of Shares. Except as set forth on Schedule 4.6, Buyer does not own any equity or other securities, including any options, derivatives or other rights, of the Company and as of the Closing will not own beneficially or of record any such securities of the Company, except for the Shares.

4.7 Sales. The sales of Buyer and its Affiliates in India are de minimis.

4.8 No Other Representations. Buyer acknowledges and agrees that Seller makes no representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement, and specifically that Seller makes no representation or warranty with respect to any projections, estimates or budgets, if any, delivered or made available to Buyer of the future financial performance or condition of the Company or its future business and operations.

V. ADDITIONAL AGREEMENTS

5.1 Reasonable Efforts. (a) Prior to the Closing, Seller and Buyer will use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate the Closing. Neither Party will intentionally take any action that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, authorization, Order or approval of, or exemption by, any Governmental Authority required to be obtained prior to Closing, including under any Competition/Regulatory Law.

(b) Each of the Parties will cooperate with the other and use its reasonable best efforts to prepare all necessary documentation (including furnishing all information required under any Law) to effect promptly all necessary filings with any Governmental Authority and to obtain all consents, waivers and approvals and waiting period expirations and terminations of any Governmental Authority necessary to consummate the Transactions. Each Party will promptly provide to the other Party copies of all written correspondence between it (or its representatives) and any

Governmental Authority relating to the Transactions or any of the matters described herein. Each such Party will promptly inform the other Party of any substantive oral communication with, and provide copies of written communications with (other than non-substantive email communications), representatives of any Governmental Authority regarding any such filings or the Transactions. Except as required by applicable Law, no Party will independently participate in any meeting or conference call with representatives of any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other Parties prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. The Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to proceedings under any Laws. The Parties may, as they deem advisable, designate any competitively sensitive materials provided to the other hereunder as “outside counsel only.” Such materials and the information contained therein will be given only to outside counsel of the recipient and may not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the Party providing such materials.

(c) Without limiting the generality or effect of Section 5.1(b), the Parties will provide or cause to be provided as promptly as practicable to any Governmental Authority information and documents requested by any Governmental Authority, including filing any notification and report form and related material required under any Competition/Regulatory Law as promptly as practicable, but in the case of any filing under any applicable Law or Order in the PRC or India (if any), in no event later than 10 Business Days after the date hereof, for filings thereunder, and as soon as practicable after the date hereof for all other filings, and thereafter respond as promptly as practicable to any request for additional information that may be made. Buyer will use its reasonable best efforts to cause the filings under applicable Competition/Regulatory Laws to be considered for grant of early termination, and make any further filings pursuant thereto that may be necessary in connection therewith. Buyer will be responsible for all filing fees under Competition/Regulatory Laws applicable to the Transactions.

(d) If any objection is asserted with respect to the Transactions under any Law or if any Legal Proceeding is instituted by any Governmental Authority or other Person challenging the Transactions as violative of any Law or Order and the objections or Legal Proceeding are not satisfied, remedied or avoided by actions taken pursuant to Section 5.1(e), Buyer and Seller will each use its respective reasonable best efforts to (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the Transactions) and/or (ii) take such actions as are reasonably necessary to defend or overturn any action by any Governmental Authority or other third Person to prevent or enjoin consummation of the Transactions or obtain damages therefrom, including by defending any Legal Proceeding in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge or objections as such Governmental Authority or private party may have to the Transactions so as to permit consummation of the Transactions.

(e) Without limiting the generality or effect of foregoing, Buyer will, and will cause its Affiliates to, take all actions necessary to avoid or eliminate each and every impediment under any applicable Competition/Regulatory Law or Order so as to enable the consummation of the Transaction to occur as soon as reasonably possible (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Buyer or its Affiliates, (ii) terminating existing relationships, contractual rights or obligations of Buyer or its Affiliates, (iii) terminating any venture or other arrangement of Buyer or its Affiliates, and (iv) otherwise taking or committing to take actions that after the Closing Date would limit Buyer’s or its Affiliates’ freedom of action with respect to, or its ability to retain, one or more of the businesses, product lines, intellectual property or assets of Buyer and its Affiliates; provided, however, with respect to the Competition/Regulatory Laws other than any Law of the PRC or any subdivision thereof, Buyer will have no such obligations that would, individually or in the aggregate reasonably be expected to be material to the consolidated business, financial condition or results of operations of Buyer and its Affiliates, taken as a whole. For purposes of this Section 5.1(e), Buyer’s Affiliates will include, following the Closing, the Company.

(f) From the date of this Agreement until Closing, neither Buyer, Seller nor any of their respective Affiliates will effect or agree to effect any transaction that would reasonably be expected to (i) impose any delay in obtaining, or increase the risk of not obtaining, consents of a Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of a Governmental Authority seeking or entering an Order prohibiting the consummation of the Transactions, (iii) increase the risk of not being able to remove any such Order on appeal or otherwise, or (iv) otherwise prevent or delay the consummation of the Transactions.

(g) Buyer Parent will use its reasonable best efforts to obtain the approval of this Agreement and the Transactions by its shareholders (the “Parent Shareholder Approval”) as promptly as practicable after the date hereof and in any event no later than the 45th Business Day after the date of this Agreement.

5.2 Information Package. Within three Business Days of the date hereof, Buyer will deliver to Seller a copy of the final Information Package.

5.3 Contract Assignment. Effective as of and subject to the Closing, each of the Holdcos hereby assigns and delegates to Buyer, and Buyer hereby assumes and accepts, the Holdcos’ rights and obligations in or under the letter agreement relating to the Company, dated as of April 17, 2017, among the Holdcos, Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., Inversiones Global Mining Chile Limitada, Kowa Company Ltd., Inversiones la Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation. Seller will request that, and use its reasonable best efforts to cause, each of the members of the board of directors of the Company that it nominated (the “Seller Directors”) to resign therefrom, effective as of the Closing. Buyer will inform Seller no later than five Business Days prior to Closing of its representatives it desires be appointed to the board of directors of the Company. Seller will cooperate in good faith with Buyer’s efforts to have Buyer’s representatives so appointed to the board of directors of the Company effective as of the Closing.

5.4 Additional Seller Covenants. (a) Seller and its directors, officers, employees, agents and representatives will not engage in discussions with or provide information to, or enter into any agreement or binding commitment to or in respect of, the Disposition of any Shares to any third Person from the date hereof until the earlier of termination of this Agreement pursuant to Section 6.3 and the Closing. From the date hereof until the earlier of termination of this Agreement pursuant to Section 6.3 and the Closing, Seller will be prohibited from Disposing of, or entering into any agreement to Dispose of, any or all of the Shares, except pursuant to the Auction in accordance with this Agreement or as provided in Section 5.4(b). Seller will use all reasonable efforts to enforce its rights under the provisions of any “standstill” or similar agreement between Seller and any Person (other than Buyer) with respect to the Shares, and will not grant any waiver of, or agree to any amendment or modification to, any such agreement, to permit such Person to submit a bid in the Auction or otherwise acquire any or all of the Shares, provided, however, that Seller will not be obligated to commence litigation or other adversary proceedings in connection therewith unless, provision has been made reasonably satisfactory to Seller for the reimbursement of its costs therein by Buyer.

(b) Notwithstanding any other provision hereof, Seller may, upon not less than five Business Days’ notice to Buyer, sell up to a total of 2.5 million Shares in open-market transactions from time to time if Seller determines that so doing is appropriate to maintain a public market for Class A shares of the Company. In such event, (i) the costs and proceeds thereof will be borne or inure solely by or for the benefit of Seller, (ii) the number of Shares to be sold to Newco hereunder will be reduced by the number of shares sold by Seller in such open-market transactions, and (iii) the Purchase Price will be reduced by an amount equal to the product of $65 and the number of Shares sold by Seller in such open-market transactions. In addition, if any Shares are sold by Seller in such open-market transactions, the Buyer Termination Fee, Shareholder Approval Termination Fee and Seller Termination Fee will be proportionally adjusted to equal 8% (or, solely in the event the Buyer Termination Fee is payable pursuant to clause (B) of Section 7.10(b)(i), 4%), 2% and 5%, respectively, of the reduced Purchase Price.

(c) Prior to the Closing, Seller may cause all Shares to be voted as it determines to be appropriate in its discretion; provided, however, that Seller will not so vote in favor of any proposal that would be reasonably expected to delay or prevent the consummation of the Transactions in accordance with the terms hereof.

(d) For the avoidance of doubt, nothing herein limits Seller’s freedom to sell its Class B shares in the Company, whether in open-market transactions or otherwise.

5.5 Financing. (a) Buyer has furnished Seller a true, complete and correct copy of a fully executed commitment letter pursuant to which Buyer (or Affiliate(s) of Buyer) is entitled to obtain, subject to the terms and conditions thereof, Debt Financing in an aggregate amount equal to $3.8 billion, as well as each executed fee letter associated therewith (which may be redacted as to fee amounts and other economic (including economic flex terms) and commercially sensitive numbers) (collectively, the “Commitment Letter”). Buyer has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement, and Buyer will pay, or cause to be paid, all other commitment and other fees required to be paid under the Commitment Letter on or prior to the Closing Date.

(b) Buyer will use its reasonable best efforts to take, or cause to be taken, all actions and to use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to obtain the Debt Financing contemplated by the Commitment Letter on terms and conditions substantially similar to those described in the Commitment Letter (including any “flex” provisions in the Commitment Letter); provided that, with Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Buyer may arrange in substitution therefor alternative financing for the purposes of financing the Transactions contemplated by this Agreement (a “Substitute Financing”). Without limiting the foregoing, subject to the terms and conditions of this Agreement, Buyer will use its reasonable best efforts to:

(i) maintain in effect any Commitment Letter into which it enters;

(ii) satisfy on or prior to the Closing Date all conditions precedent set forth in the Commitment Letter that are within Buyer’s control, and otherwise comply with its obligations thereunder;

(iii) enter into on or prior to the Closing Date all definitive agreements contemplated by the Commitment Letter with respect to the Debt Financing; and

(iv) upon the satisfaction of the conditions set forth in Section 6.1 (other than those conditions that by their nature are to be satisfied at the Closing, subject to the fulfillment or waiver thereof), consummate the Debt Financing at or prior to the Closing.

(c) Buyer may not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, the Commitment Letter in any manner that would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing to an amount that, when combined with cash on hand of Buyer, is below the amount required to fund the Purchase Price (other than as a result of imposition of any original issue discount or other fees), (ii) impose new or additional conditions precedent or otherwise expand or amend any of the conditions precedent or contingencies to the funding at the Closing of the Debt Financing, in each case, that would be reasonably expected to materially delay or prevent the consummation of the Debt Financing, or (iii) materially impair or impede, or delay later than the Outside Date, the funding of the Debt Financing or the consummation of the Transactions, in each case without Seller’s prior written consent; provided that the Commitment Letter may be amended, supplemented or modified without the consent of Seller (A) to correct typographical errors or (B) to add or replace one or more lenders or provide for the assignment of a portion of the Commitment Letter to additional agents or arrangers or to reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto, unless such assignment or reallocation would be reasonably expected to materially delay or prevent the consummation of the Debt Financing. Upon any such amendment, supplement or modification of the Commitment Letter in accordance herewith, the term “Commitment Letter” will mean the Commitment Letter as so amended, supplemented or modified.

(d) If any portion of the Debt Financing becomes unavailable for any reason and such portion is required to fund the Purchase Price, Buyer will promptly notify Seller and use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event but no later than the Outside Date, Substitute Financing in an amount that, when combined with any available portion of the Debt Financing and any cash on hand of Buyer, is sufficient to fund the Purchase Price on terms and conditions not materially less beneficial to Buyer than those contained in the Commitment Letter, or on terms and conditions that and would not reasonably be expected to prevent or materially impede or delay the consummation of the Debt Financing; provided that Buyer shall have no obligation to accept any fees, interest or other economic terms that are less favorable in any respect to Buyer than the fees, interest or other economic terms set forth in the Commitment Letter. The obligations herein apply equally to any Substitute Financing (including any new financing commitments), and any reference in this agreement to (i) the “Debt Financing” includes any such Substitute Financing and (ii) the “Commitment Letter” includes any such substitute debt commitment letter. For purposes of clarity, nothing herein limits Buyer from implementing a Substitute Financing instead of the Debt Financing prior to the Outside Date if the Debt Financing remains available pursuant to the Commitment Letter.

(e) Buyer will keep Seller informed on a reasonably current basis of material developments in respect of its efforts to obtain the Debt Financing (including any Substitute Financing obtained in accordance herewith). Without limiting the generality of the foregoing, Buyer will give Seller prompt written notice (i) of any breach, default, repudiation, cancellation or termination by any party to the Commitment Letter (including commitments for any Substitute Financing obtained in accordance with this Section 5.5) or definitive agreements relating to the Debt Financing of which Buyer becomes aware or any termination of the Commitment Letter (including commitments for any Substitute Financing obtained in accordance herewith) of which Buyer becomes aware and (ii) the receipt by Buyer or its Affiliates of any written notice or other written communication from any Person with respect to any material dispute or disagreement between or among Buyer, on the one hand, and any Debt Financing Sources, on the other hand, or among any lenders under the Commitment Letter with respect to the obligation to fund any of the Debt Financing or the amount of the Debt Financing required to be funded at Closing that, in each case, has made, or would reasonably be expected to make, unavailable any portion of the Debt Financing required to fund the Purchase Price.

(f) Prior to the Closing, Seller will use reasonable best efforts, and will use reasonable best efforts to cause its officers, directors, employees, accountants, consultants, investment bankers, legal counsel, agents, financial advisors and other advisors and representatives to use their reasonable best efforts, to provide such cooperation and assistance as may be customary and reasonably requested by Buyer in connection with the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller and its subsidiaries); provided that (i) none of Seller nor any of its Affiliates will be required to incur any liability in connection with the Debt Financing prior to the Closing, (ii) the directors of Seller and the directors, managers and general partners of Seller’s Affiliates will not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, (iii) none of Seller nor any of its Affiliates will be required to execute prior to the Closing any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Debt Financing, (iv) neither Seller nor any of its Affiliates be required to take any corporate actions prior to the Closing to permit the consummation of the Debt Financing, (v) none of Seller nor any of its Affiliates will be required to provide, and Buyer will be solely responsible for, (A) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (B) any description of all or any component of the Debt Financing, or (C) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing; provided that Seller will provide any information reasonably requested by Buyer that is in Seller’s possession and is necessary to prepare the items described in clauses (A), (B) or (C).

(g) Buyer will indemnify and hold harmless Seller and its Affiliates and their respective directors, officers, employees, agents and representatives from and against any and all losses suffered or incurred by them in connection with the cooperation and assistance in respect of the Debt Financing and any information utilized in connection therewith, except, in each case, to the extent that such losses are finally judicially determined to have resulted from their gross negligence or willful misconduct.

(h) Without limiting any other remedy that may be available, if this Agreement is terminated prior to the Closing, Buyer will reimburse, or cause to be reimbursed, Seller for all reasonable and documented out-of-pocket third-party costs and expenses incurred by Seller and its respective Affiliates in connection with the Debt Financing as requested by Buyer as soon as reasonably practicable following delivery to Buyer of third-party invoices relating to such costs and expenses.

(i) For the avoidance of doubt, Buyers’ obligations hereunder are not subject to the availability of financing.

5.6 Public Announcements. Buyer Parent and Seller Parent will consult with one another prior to publishing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Transactions and will not publish any such public announcement or statement prior to such consultation, except as either such Party may be required by applicable Law or by applicable stock exchange rules and regulations (in which event Buyer Parent or Seller Parent, as applicable, will endeavor to provide a meaningful opportunity to the other to review and comment upon such public announcement or statement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto); provided that (a) each of Buyer Parent and Seller Parent may publish press releases, public announcements or filings concerning this Agreement or the Transactions that consist solely of information previously disclosed in previous press releases or announcements made by Buyer Parent or Seller Parent in compliance with this Section 5.6 and (b) each of them may make any public statements in response to questions by the press, investors or analysts or those participating in investor calls or industry conferences, so long as such statements are consistent in all material respects with public disclosures made by Buyer Parent or Seller Parent in compliance with this Section 5.6. Buyer Parent and Seller Parent agree to publish the previously agreed upon form of press releases announcing the execution of this Agreement promptly following the execution of this Agreement.

VI. CLOSING

6.1 Conditions. (a) Seller’s Conditions. The obligations of Seller to consummate the Transactions are subject to the fulfillment or waiver by Seller of the following conditions:

(i) the representations and warranties of Buyer in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date;

(ii) Buyer shall have performed or complied in all material respects with its covenants in this Agreement to be performed prior to the Closing;

(iii) Buyer shall have delivered to Seller a certificate executed by an officer of Buyer to the effect that the conditions set forth in clauses (i) and (ii) above have been satisfied;

(iv) all waiting periods and approvals applicable to the Transactions under applicable Competition/Regulatory Laws (except for competition Laws that the Parties agree do not apply or pose a substantial risk to Seller and Buyer (“Immaterial Competition Laws”), if any), including the Merger Orders, shall have expired or been obtained;

(v) on the Closing Date, there shall not be in effect any Order directing that the Transactions not be consummated or which has the effect of rendering it unlawful to consummate the Transactions (other than as a result of any action of Seller); and

(vi) Buyer’s Broker shall have submitted, on behalf of Buyer, the highest bid in the Auction and paid the Purchase Price to Seller’s Broker as contemplated in Section 2.1(d) for release of the Purchase Price to Seller.

(b) Buyer’s Conditions. The obligations of Buyer to consummate the Transactions contemplated by this Agreement are subject to the fulfillment or waiver by Buyer of the following conditions:

(i) the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except that the representation and warranty in Section 3.4 shall be true and correct in all respects);

(ii) Seller shall have performed or complied in all material respects with all of its covenants contained in this Agreement to be performed prior to the Closing;

(iii) Seller shall have delivered to Buyer a certificate executed by an officer of Seller to the effect that the conditions set forth in clauses (i) and (ii) above have been satisfied;

(iv) all waiting periods and approvals applicable to the Transactions under applicable Competition/Regulatory Laws (other than Immaterial Competition Laws, if any), including the Merger Orders, shall have expired or been obtained;

(v) on the Closing Date, there shall not be in effect any Order directing that the Transactions not be consummated or which has the effect of rendering it unlawful to consummate the Transactions (other than as a result of any action of Buyer);

(vi) Buyer Parent shall have obtained the Parent Shareholder Approval;

(vii) Buyer Parent shall have obtained the notice letter of filing from NDRC relating to the Transactions;

(viii) Buyer Parent shall have obtained the certificate of outbound investment from MOFCOM relating to the Transactions;

(ix) Buyer Parent shall have completed the registration of foreign exchange for foreign direct investment with the applicable bank and obtained the registration certificate for the purpose of the conversion of renminbi into U.S. dollars and remittance of U.S. dollar funds to Seller pursuant to or in connection with this Agreement in accordance with SAFE regulations;

(x) Buyer’s bid shall have been accepted in the Auction and Seller’s Broker shall have proceeded to settlement as contemplated by Section 2.1(d) for release of the Shares to Buyer; and

(xi) at least one of the Seller Directors shall have resigned from the board of directors of the Company, effective as of the Closing.

6.2 Transfer Taxes. All transfer, sales or other taxes or governmental impositions (other than with respect to income taxes) payable in respect of the Transactions will be paid by Buyer.

6.3	Termination. Without limiting the generality or effect of Section 7.10:

(a) either Seller or Buyer may, upon notice given to the other Party, terminate this Agreement if:

(i) the Closing shall not have occurred on or prior to December 13, 2018 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 6.3(a)(i) will not be available to any Party who is in breach in respect of any of its obligations hereunder (which breach results in or causes the failure of the Transactions to be consummated by the Outside Date) (provided, further, that, in any event, Seller will be entitled to terminate this Agreement pursuant to this Section 6.3(a)(i) in any circumstances in which any of the conditions set forth in Sections 6.1(b)(iv), (v), and (vii)-(ix) are not satisfied as of the Outside Date);

(ii) there is in effect any final Order directing that the Transactions not be consummated or which has the effect of rendering it unlawful to consummate the Transactions; provided, however, that the right to terminate this Agreement pursuant to this Section 6.3(a)(ii) will not be available to any Party whose breach of any provision of this Agreement results in the existence of such Order; or

(iii) if Buyer’s bid is not the highest bid at the Auction; or

(b) by Seller, if:

(i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1(a)(i) or (ii) of this Agreement, as applicable, not to be satisfied, such breach has not been waived by Seller and such breach or failure to perform shall not have been cured within 30 days following Seller’s written notice of such breach or is incapable of fulfillment by the Outside Date;

(ii) all of the conditions set forth in Section 6.1 have been satisfied (other than those conditions that are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions; provided that such conditions are then capable of being satisfied) and Buyer shall have failed to consummate the Transactions (including as a result of a Financing Failure) within three Business Days of the date the Closing should have occurred pursuant to Article II and Seller has notified Buyer in writing that all of the conditions set forth in Section 6.1 have been satisfied (or would be satisfied or waived if the Closing were to occur on the date of such notice) and Seller stands and will stand ready, willing and able to consummate the Transactions at such time;

(iii) the Parent Shareholder Approval shall not have been obtained by Buyer Parent by the 45th Business Day after the date hereof; provided that Seller must provide notice of such termination under this Section 6.3(b)(iii) no later than ten Business Days following the expiration of such 45-Business Day period; and provided, further, that, for the avoidance of doubt, no cure period shall apply to the timing set forth in this provision; or

(iv) after September 14, 2018, if Seller determines in good faith after consulting outside counsel that it is reasonably likely the conditions in Section 6.1(a)(iv) or (v) shall not be satisfied on or prior to the Outside Date; provided that Seller must provide Buyer with notice of such termination under this Section 6.3(b)(iv) no later than October 3, 2018; and provided, further, that at least 10 Business Days prior to issuing such notice, Seller will inform Buyer that it is contemplating taking such step and will during such 10-Business Day period collaborate in good faith with Buyer and hold such discussions as Buyer may reasonably request; or

(c) by Buyer, if:

(i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Seller set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1(b)(i) or (ii) of this Agreement, as applicable, not to be satisfied, such breach has not been waived by Buyer and such breach or failure to perform shall not have been cured within 30 days following Buyer’s written notice of such breach or is incapable of fulfillment by the Outside Date; or

(ii) the Parent Shareholder Approval shall not have been obtained by Buyer Parent at a duly convened meeting of Buyer Parent’s shareholders; provided that Buyer has not materially breached its covenant in Section 5.1(g) and must provide notice of such termination no later than ten Business Days following such failure to obtain the Parent Shareholder Approval;

provided, however, that (i) except as provided in Section 7.10(d), such termination will not, of itself, relieve any Party for liability for any prior breach of this Agreement and (ii) Sections 5.5(g) and (h), Section 6.3, Section 7.3, Section 7.4, Section 7.5, Section 7.6, Section 7.7, Section 7.8, Section 7.9, Section 7.10 and Section 7.11 will survive any such termination.

VII. GENERAL PROVISIONS

7.1 Survival. The representations and warranties of the Parties in this Agreement survive the Closing, and the covenants that by their terms contemplate performance after the Closing, and only those covenants, survive the Closing.

7.2 Entire Agreement; Assignment. (a) This Agreement, the other Transaction Documents and the Non-Disclosure Agreement constitute the entire agreement between or among the Parties with respect to the subject matter hereof and thereof and supersede all other agreements and understandings prior to the date hereof, both written and oral, between the Parties or any of them with respect to the subject matter hereof and thereof.

(b) The rights and obligations of any Party under this Agreement may not be assigned or delegated by a Party without the prior written consent of the other Parties, provided that (i) any Party may assign its rights, but not delegate its obligations, under this Agreement to any wholly owned subsidiary of such Party and (ii) Buyer may assign its rights, but not delegate its obligations, under this Agreement and any other Transaction Document for collateral security purposes to the Debt Financing Sources in connection with any Debt Financing.

7.3 Notices. All notices hereunder must be in writing and will be deemed given (a) on the date of delivery, when delivered in person or sent via electronic mail, (b) when dispatched by electronic facsimile transfer (with a confirmation report that the transmission was successful), or (c) one Business Day after having been dispatched by overnight delivery service from an internationally recognized courier service such as FedEx or DHL, in each case, to the respective Parties at the respective addresses or facsimile numbers specified below:

if to Seller:

Nutrien Ltd.

122-1st Avenue South

Suite 500

Saskatoon, SK

Canada SK7-793

Attention: Wayne Brownlee, Executive Vice President

Email: wayne.brownlee@nutrien.com

Facsimile: 1.306.933.8877

with a copy (which will not constitute notice) to:

Nutrien Ltd.

122-1st Avenue South

Suite 500

Saskatoon, SK

Canada SK7-793

Attention: Joseph A. Podwika, Executive Vice President and Chief Legal Officer

Email: Joe.Podwika@nutrien.com

Facsimile: 1.306.933.8877

And

Jones Day

250 Vesey Street

New York, New York 10281

Attention: Robert A. Profusek and Jeffrey Symons

Email: raprofusek@jonesday.com; jsymons@jonesday.com

Facsimile: 1.212.755.7306

if to Buyer:

Tianqi Lithium Corporation

No. 10 East Gaopeng Road

Hi-Tech Development Zone

Chengdu, China

Attention: Ashley Ozols

Email: Ashley.Ozols@tianqilithium.com.au

Facsimile: +86-28-8533 6393 / 8513 8860

with a copy (which will not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Michael E. Lubowitz, Esq.

Email: michael.lubowitz@weil.com

Facsimile: 1.212.310.8007

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

7.4 Governing Law; Jurisdiction; Venue; Service of Process; Waiver of Jury Trial. (a) This Agreement and any controversy arising out of or relating to this Agreement will be governed by and construed and enforced in accordance with the Laws of the State of New York without giving effect to any conflict of laws provisions that would result in the application of the Law of any other jurisdiction; provided, however, that the Auction will be conducted in conformity with SSE requirements to the extent set forth in Section 2.1(d).

(b) Each Party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any federal court sitting in the Borough of Manhattan in The City of New York (or, only if such court lacks subject matter jurisdiction, in any New York State court sitting in the Borough of Manhattan in The City of New York) (each, a “Relevant Court”) in any action or proceeding between the Parties or their respective Affiliates arising out of or relating to this Agreement, the other Transaction Documents or the Transactions or for recognition or enforcement of any judgment relating thereto, and each Party hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in a Relevant Court, (ii) agrees that any claim brought by the other Party or any of its Affiliates in respect of any such action or proceeding may be heard and determined in a Relevant Court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in a Relevant Court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each Party (A) agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law and (B) irrevocably consents to service of process inside or outside the territorial jurisdiction of such courts in the manner provided for notices in Section 7.3. Subject to the limitations on recovery of damages described in Section 7.10, nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

7.5 Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or will (a) confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement or (b) impose any recourse or other liabilities on any Person not a party hereto; provided, that each Debt Financing Source is an express third-party beneficiary of, and will be entitled to rely on and enforce, Section 7.4, this Section 7.5, Section 7.9 and Section 7.11, and with respect to any of the foregoing sections any of the defined terms used therein.

7.6 Execution of this Agreement. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which will constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or email transmission will constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or email will be deemed to be their original signatures for all purposes.

7.7 Severability. If any provision of this Agreement is invalid, illegal or incapable of being enforced, all other provisions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

7.8 Attorneys’ Fees. Without limiting the generality or effect of any other provision hereof, if there should occur any Legal Proceeding between the Parties related to this Agreement, the non-prevailing Party will pay all reasonable costs and fees (including reasonable attorneys’ fees and expenses) of the prevailing Party.

7.9 Amendment. This Agreement may not be amended except by an instrument in writing signed by Seller Parent and Buyer Parent. Notwithstanding the foregoing, Section 7.4, Section 7.5, this Section 7.9 and Section 7.11, and the defined terms used therein (and any other provision or definition of this Agreement to the extent any amendment, supplement, waiver or other modification of such provision or definition would modify the substance of any of such Sections and definitions), may not be modified or waived (in a manner that is materially adverse to any Debt Financing Source) or terminated, without the prior written consent of the Debt Financing Source adversely impacted thereby.

7.10 Fees and Expenses. (a) Generally. Except as expressly provided in this Agreement, each Party will bear its own expenses in connection with the negotiation and execution of this Agreement, including all fees, taxes, costs and expenses of its legal counsel and broker.

(b) Buyer Termination Fee. (i) (A) In the event that this Agreement is terminated pursuant to Section 6.3(a)(i) or Section 6.3(a)(ii) and prior to such termination, the approval required under any Competition/Regulatory Laws in the PRC (or any subdivision thereof) has not been obtained or any applicable waiting period thereunder has not expired or been terminated or this Agreement is terminated pursuant to Section 6.3(b)(ii), including in connection with a Financing Failure, Buyer will pay to Seller, within three Business Days of such termination, an amount equal to $325.3 million, and (B) in the event that this Agreement is terminated pursuant to Section 6.3(a)(i) or Section 6.3(a)(ii) and prior to such termination, (x) the approval under any Competition/Regulatory Law in Chile has not been obtained or any applicable waiting period thereunder has not expired or been terminated or (y) the approval under any antitrust, competition or trade regulatory Law of any Governmental Authority that otherwise applies to the Transactions (other than in the PRC or Chile, but including the Indian Merger Order) has not been obtained or any applicable waiting periods thereunder has not expired or been terminated, Buyer will pay to Seller, within three Business Days of such termination, an amount equal to $162.6 million (the payment described in each of the foregoing clauses (A) and (B) of this Section 7.10(b) being, subject to reduction as contemplated in Section 5.4(b), the “Buyer Termination Fee”). A Buyer Termination Fee will be paid by wire transfer of immediately available New York

Clearing House funds to an account or accounts designated by Seller Parent, and this Agreement (other than for the provisions which survive as set forth in Section 6.3) will terminate.

(ii) In the event that this Agreement is terminated pursuant to either Section 6.3(b)(iii) or Section 6.3(c)(ii), Buyer will pay to Seller, within three Business Days of such termination, an amount equal to $81.3 million, subject to reduction as contemplated in Section 5.4(b) (the “Shareholder Approval Termination Fee”) by wire transfer of immediately available New York Clearing House funds to an account or accounts designated by Seller Parent for such purpose, and this Agreement (other than for the provisions which survive as set forth in Section 6.3) will terminate.

(iii) For the avoidance of doubt, no fees are payable for a termination of this Agreement pursuant to any provision of Section 6.3 not expressly identified above in this Section 7.10(b) or in Section 7.10(c), including termination pursuant to Section 6.3(b)(iv).

(c) Seller Termination Fee. In the event that this Agreement is terminated pursuant to Section 6.3(a)(iii) and a Person other than Buyer purchases the Shares in the Auction (excluding Shares sold as contemplated by Section 5.4(b)), Seller will, within three Business Days of such termination, pay to Buyer $203.3 million (such amount, the “Seller Termination Fee”), such amount to be paid by bank wire transfer of immediately available New York Clearing House funds to an account of Buyer designated for such purpose, and this Agreement (other than for the provisions which survive as set forth in Section 6.3) will terminate.

(d) If a Buyer Termination Fee, Shareholder Approval Termination Fee or Seller Termination Fee are paid pursuant to Section 7.10(b) or Section 7.10(c), receipt of such amounts will be the sole remedies available to the Parties in the event of a termination of this Agreement, and receipt of such amounts are hereby expressly agreed to be in lieu of any other right or remedy arising out of any such termination, including any expectancy or other direct or indirect monetary or other damages suffered or alleged to be suffered by Seller or Buyer. Notwithstanding anything in this Agreement to the contrary, if this Agreement is terminated, in no event will (i) Buyer be obligated to pay an amount to Seller in excess of the Buyer Termination Fee and (ii) Seller be obligated to pay an amount to Buyer in excess of the Seller Termination Fee.

(e) Irreparable damage may occur if the Closing does not occur in accordance with the terms hereof and money damages or other legal remedies may not be an adequate remedy for any such damages. Accordingly, Seller and Buyer will be entitled to seek specific performance or an injunction or injunctions to specifically enforce the terms of this Agreement; provided, however, that (i) such relief will not be available to Seller if a Buyer Termination Fee or Shareholder Approval Termination Fee are paid, (ii) such relief will not be available to Buyer if a Seller Termination Fee is paid and (iii) such relief will not be available to Seller to compel Buyer to Close in the event of a Financing Failure (but, for the avoidance of doubt, Seller may seek to specifically enforce Section 5.5).

(f) Each of the Parties acknowledges and agrees that the covenants contained in Sections 7.10(b), 7.10(c), 7.10(d) and 7.10(e) are integral parts of this Agreement and that, without these covenants, the other Party would not enter into this Agreement.

7.11 Debt Financing Sources. Notwithstanding anything to the contrary contained herein, Seller, on behalf of itself and its Affiliates, hereby (a) acknowledges that none of the Debt Financing Sources will have any liability under or in connection with this Agreement or any Transaction Document (or the Transactions) or for any claim based on, in respect of, or by reason of, the Transactions or any liability to Seller or any Affiliate thereof in respect of any Debt Financing, including any dispute related to, or arising from, any Debt Financing, (b) waives any rights or claims against any of the Debt Financing Sources in connection with this Agreement, any Transaction Document, the Debt Financing or the Transactions, whether at law or equity, in contract, in tort or otherwise, and (c) agrees not to commence any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Debt Financing Source in connection with this Agreement, any Transaction Document, any Debt Financing, or the Transactions; provided that nothing in this Section 7.11 will in any way limit or modify any of the obligations owed under the Commitment Letter by the Debt Financing Sources to Buyer and its Affiliates.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has executed or has caused this Agreement to be duly executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

BUYER PARENT: TIANQI LITHIUM CORPORATION

By:	/s/ Vivian Wu
Name:	Vivian Wu
Title:	President, Director

NEWCO: INVERSIONES TLC SPA

By:	/s/ Vivian Wu
Name:	Vivian Wu
Title:	Authorized Signatory

SELLER: NUTRIEN LTD.

By:	/s/ Wayne Brownlee
Name:	Wayne Brownlee
Title:	Executive Vice President and Chief Financial Officer

INVERSIONES EL BOLDO LIMITADA

By:	/s/ Jose Maria Eyzaguirre B.
Name:	Jose Maria Eyzaguirre B.
Title:	Attorney-in-Fact

INVERSIONES RAC CHILE S.A.

By:	/s/ Jose Maria Eyzaguirre B.
Name:	Jose Maria Eyzaguirre B.
Title:	Attorney-in-Fact

INVERSIONES PCS CHILE LIMITADA

By:	/s/ Jose Maria Eyzaguirre B.
Name:	Jose Maria Eyzaguirre B.
Title:	Attorney-in-Fact

[Signature pages to Stock Purchase Agreement]